SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          China Pharma Holdings, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   16941T104
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                                 (CUSIP Number)

                                 Tsui Heung Mei

                         2nd Floor, No. 17, Jinpan Road
                         Haikou, Hainan Province, China
                           Telephone: 86-898-6681 1730
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 13, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 16941T104


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Tsui Heung Mei
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     The People's Republic of China
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    15,278,385 shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    15,278,385 shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     15,278,385 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     44.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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

                               CUSIP No. 16941T104


Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.001 (the "Common Stock") of China Pharma Holdings, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2nd Floor, No. 17, Jinpan Road, Haikou, Hainan Province, China. 570216.

Item 2.  Identity and Background.

     (a)  This statement is filed by Tsui Heung Mei (the "Reporting Person").

     (b) The business address of the Reporting Person is 2nd Floor, No. 17, Jinpan Road, Haikou, Hainan Province, China. 570216.;

     (c) The Reporting Person is a self employed business woman engaged in the re-export business, including chemical products trade and electrochemical products trade. She is also the agent for the Toyota Motor Corporation in Hainan Province in the People's Republic of China, and she is a Director of the Company.

     (d) Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

     (f)  The Reporting Person is a citizen of the People's Republic of China.


Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person entered into a Stock Transfer Agreement (the "Agreement") with Zhilin Li and the Issuer which was closed on September 13, 2006. Pursuant to the Agreement, the Reporting Person transferred 10,000,000 shares of common stock of the Company held by the Reporting Person to Zhilin Li.


Item 4.  Purpose of Transaction.

The purpose of the acquisition of the shares of common stock reported herein by the Reporting Person was for investment.

     (a) The Reporting Person has no present plans or proposals relating to or that would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) The Reporting Person has no present plans or proposals relating to or that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) The Reporting Person has no present plans or proposals relating to or that would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;


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


     (d) On May 1, 2006, the Company filed a Form 8-K (the "Form 8-K") to disclose that on May 1, 2006, the Board of Directors of the Company increased the size of the Board from one to three and elected Zhilin Li and Xinhua Wu as directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified. Furthermore, on May 1, 2006, the Company filed a Certificate of Amendment to its Articles of Incorporation ("the Amendment") in the State of Delaware. The Amendment became effective immediately upon filing. The Amendment effected the following changes: 1) Change of the Company's name from TS Electronics, Inc. to China Pharma Holdings, Inc.; 2) Increase in the number of the Company's authorized shares of common stock from Thirty Million (30,000,000) shares to Sixty Million (60,000,000) shares; and 3)Setting the number of directors constituting the entire Board of Directors at between three and nine, with the specific number to be fixed from time to time by a vote of the majority of the entire Board of Directors.

          The Form 8-K is incorporated herein by reference. Except as described in the Form 8-K, the Reporting Person has no other present plans or proposals relating to or that would result in any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.

     (e) The Company filed an amendment to the preliminary Schedule 14C on March 15, 2006 (the "14C Amendment") relating to a consent of shareholders dated March 15, 2006 that approved 1) Change of the Company's name from TS Electronics, Inc. to China Pharma Holdings, Inc.; 2) Increase in the number of the Company's authorized shares of common stock from Thirty Million (30,000,000) shares to Sixty Million (60,000,000) shares; and 3)Setting the number of directors constituting the entire Board of Directors at between three and nine, with the specific number to be fixed from time to time by a vote of the majority of the entire Board of Directors. The 14C Amendment is hereby incorporated herein by reference. The Company filed a definitive Schedule 14C on March 28, 2006 (the "Definitive Schedule 14C") with the same contents as the 14C Amendment. The Definitive
          Schedule 14C is hereby incorporated herein by reference. Except as described in the 14C Amendment and the Definitive Schedule 14C, the Reporting Person has no present plans or proposals relating to or that would result in a material change to the present capitalization or dividend policy of the Company.

     (f) Except as described in the Form 8-K, the Reporting Person has no present plans or proposals relating to or that would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940.

     (g) Except as described in the Form 8-K, the 14C Amendment and the Definitive Schedule 14C, the Reporting Person has no present plans or proposals relating to or that would result in any changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Reporting Person has no present plans or proposals relating to or that would result in a class of securities of the Company being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Reporting Person has no present plans or proposals relating to or that would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

     (j) The Reporting Person has no present plans or proposals relating to or that would result in any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person is the beneficial owner of 15,278,385 shares of common stock of the Company. The Company had 34,723,056 shares of common stock outstanding as of September 14, 2006. Based on that reported number of shares of common stock outstanding, the Reporting Person has beneficial ownership of approximately 44.0% of the Company's outstanding common stock.

     (b) The Reporting Person has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 15,278,385 shares of common stock.

     (c) Reference is made to Item 5(a) above for information regarding transactions in Company's common stock effected by the Reporting Person during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between reporting person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the , persons with whom such contracts, arrangements understandin or relationship have been entered into.


Item 7.  Material to be Filed as Exhibits.


None.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date September 25, 2006
    -----------------------



By: /s/ Tsui Heung Mei
   ------------------------
   Tsui Heung Mei, Director